February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Landsea Homes Corporation Registration Statement on Form S-1 Filed January 29, 2021 File No. 333-252569

Dear Ms. Gorman:

Landsea Homes Corporation, a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252569) be accelerated and that it be declared effective on February 11, 2021 at 5:30 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Michael Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054.

Very truly yours,

LANDSEA HOMES CORPORATION

By:	/s/ Franco Tenerelli
	Name:	Franco Tenerelli
	Title:	Executive Vice President,
Chief Legal Officer and Secretary

cc:	Dennis J. Friedman

Michael E. Flynn

Peter W. Wardle
Gibson, Dunn & Crutcher LLP

cc:	John Ho Chief Executive Officer

Landsea Homes Corporation